UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934

ORGANIC TO GO FOOD CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-21061	58-2044990
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3317 Third Avenue South Seattle, Washington	98134
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (206) 838-4670

ORGANIC TO GO FOOD CORPORATION

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
ORGANIC TO GO FOOD CORPORATION.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US
A PROXY.

YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

This Information Statement is being mailed to holders of record of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Organic To Go Food Corporation, a Delaware Corporation (referred to herein as the “Company,” “we,” “us,” “our,” or “Organic”), as of February 12, 2009 (the “Record Date”), in connection with a proposed change in the majority of Directors of the Company and pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

Background

On February 11, 2009, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with W.Health L.P., a limited partnership organized under the laws of the Bahamas  (the “Investor”), relating to the sale (the “Debt Financing”) of a $5.0 million secured convertible promissory note (the “Note”) by the Company to the Investor. The Note has an interest rate of 15% per annum, compounded quarterly and accruing daily, and is scheduled to mature on March 17, 2010 (the “Maturity Date”). At the sole discretion of the Investor, the Note is convertible, in whole or in part, into shares of Common Stock any time prior to the Maturity Date at a conversion price of $0.14 per share, subject to adjustment. The Debt Financing closed on February 19, 2009.

Upon the closing of the Debt Financing:

•
those certain convertible promissory notes with an aggregate principal amount of $10.0 million (the “Convertible Notes”), issued by the Company to the Investor under that certain Note and Warrant Purchase Agreement, dated as of June 1, 2008, were amended and converted into 132,653,061 shares of Common Stock (the “Converted Shares”), representing a controlling interest in the Company;

•	the Company granted the Investor a security interest in all of the assets of the Company;
•	that certain conditional warrant, which was issued by the Company to the Investor on February 27, 2008, was amended to be immediately exercisable;
•	that certain $3.0 million secured promissory note issued to the Investor on December 2, 2008, was amended to extend its maturity date from June 2, 2009 to March 17, 2010;
•
that certain Registration Rights Agreement, dated as of June 17, 2008, by and between the Company and the Investor, was amended and restated, to, among other things, obligate the Company to file a registration statement covering the Converted Shares and the shares underlying the Note within ninety (90) days of the closing of the Debt Financing, unless certain conditions have been met;

•	Dave Smith, Roy Bingham, Peter Meehan and Douglas Lioon resigned from the Board of Directors;
•	Dr. Wolfgang Reichenberger was appointed as a member of the Board of Directors, effective immediately; and

•
Dr. Bogdan von Rueckmann was appointed as a member of the Board of Directors, to be effective not less than ten (10) days after the mailing of this Information Statement to the stockholders of the Company.

Immediately prior to the closing of the Debt Financing, the Company had 36,928,543 shares of Common Stock outstanding, of which, 7,142,857 shares, or 19.3%, were owned by the Investor. Immediately following the closing of the Debt Financing, the Company had 169,581,604 shares of Common Stock outstanding, of which 139,795,918 shares, or approximately 82.4%, were owned by the Investor.

The foregoing description of the Debt Financing does not purport to be complete and is qualified in its entirety by reference to the Form 8-Ks filed by the Company on February 11, 2009 and February 19, 2009 with the Securities and Exchange Commission (the “SEC”), which are incorporated herein by reference.

Voting Securities of the Company

As of the Record Date there were 36,928,543 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding Common Stock beneficially owned on February 19, 2009 immediately following the consummation of the Debt Financing, for (i) each Named Executive Officer (as defined below) and director, (ii) all Named Executive Officers and directors as a group and (iii) each stockholder known to be the beneficial owner of more than 5% of our outstanding Common Stock.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership of Common Stock(2)	Percent of Class of Common Stock
Officers and Directors:
Jason Brown(3)	3,137,179	1.8%
Michael Gats(4)	161,458	*
S.M. “Hass” Hassan(5)	207,602	*
Dr. Gunnar Weikert(6)(7)	181,091,058	85.9%
Dr. Wolfgang Reichenberger(7)	181,045,919	85.9%
Dr. Bogdan von Rueckmann(8)	-	*
All directors and executive officers as a group (4 persons)(9)(7)	184,597,297	87.0%
More than 5% Beneficial Owners:
W.Health L.P.(10)	181,045,919	85.9%
Inventages Whealth Management, Inc.(10)	181,045,919	85.9%

*	Less than 1%

(1)	Unless otherwise indicated, the address of the beneficial owner is c/o Organic To Go Food Corporation, 3317 Third Avenue South, Seattle, Washington 98134.

(2)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock which are purchasable under options or warrants which are currently exercisable, or which will become purchasable or exercisable no later than 60 days after February 19, 2009, are deemed outstanding for computing the percentage of the person holding such options or warrants, but not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(3)	Mr. Brown’s holdings consist of 2,183,161 shares of Common Stock, options to purchase 942,150 shares of Common Stock and warrants to purchase 11,868 shares of Common Stock.

(4)	Mr. Gats’ holdings consist of options to purchase 161,458 shares of Common Stock

(5)	Mr. Hassan’s holdings consist of 66,000 shares of Common Stock, options to purchase 112,702 shares of Common Stock and warrants to purchase 28,900 shares of Common Stock.

(6)	Dr. Weikert’s holdings consist of options to purchase 45,139 shares of Common Stock. See footnote (7).

(7)
Messrs. Reichenberger and Weikert are the sole general partners and directors of Inventages Whealth Management, Inc., which is the general partner of W.Health L.P. and has the voting and dispositive power over the shares directly and beneficially owned by W.Health L.P. Consequently, Messrs. Reichenberger and Weikert may be deemed to indirectly beneficially own the shares beneficially owned by W.Health L.P. Messrs. Reichenberger and Weikert disclaim beneficial ownership of such shares.

(8)	Dr. von Rueckmann’s appointment as a director of the Company will become effective not less than ten (10) days after the mailing of this Information Statement to the stockholders of the Company.

(9)	Consists of 2,249,161 shares of Common Stock, options to purchase 1,261,449 shares of Common Stock and warrants to purchase 40,768 shares of Common Stock. See footnote (7).

(10)
Consists of 139,795,918 shares of Common Stock, warrants to purchase 5,535,715 shares of Common Stock and 35,714,286 shares of Common Stock underlying a secured convertible promissory note. Inventages Whealth Management, Inc. is the general partner of W.Health L.P. and has the voting and dispositive power over the shares directly and beneficially owned by W.Health L.P. The address of the beneficial owner is c/o Inventages Whealth Management, Inc., Winterbotham Place, Marlborough & Queen Streets, P. O. Box N-3026, Nassau, The Bahamas.

Changes in Control

As is described above under the heading “Background”, on February 19, 2009, the Investor acquired a controlling interest in the Company through the conversion of the Convertible Notes into 132,653,061 shares of Common Stock in connection with the Debt Financing.

Except as set forth herein, there are no arrangements known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Directors and Executive Officers

The table below sets forth information regarding our directors and executive officers immediately following the closing of the Debt Financing on February 19, 2009.

Name	Age	Position
Jason Brown	51	Chief Executive Officer and Chairman
Michael Gats	50	Chief Financial Officer
Dr. Wolfgang Reichenberger	55	Director
Dr. Bogdan von Rueckmann*	41	Director
S.M. “Hass” Hassan	59	Director
Dr. Gunnar Weikert	45	Director

 * Dr. Bogdan von Rueckmann’s appointment as a director of the Company will become effective not less than ten (10) days after the mailing of this Information Statement to the stockholders of the Company.

Jason Brown served as Chief Executive Officer and Chairman of the Board of Directors of Organic To Go, Inc., our subsidiary, since its inception in February 2004. Mr. Brown has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since February 2007. Mr. Brown has more than 25 years of experience in branded direct to consumer retail operations. From 2000 through March 2003, Mr. Brown served as the Chief Executive Officer of Custom Nutrition Services, a company which provided consumers with personalized vitamin solutions based on tailored medical expertise which he founded. In April 2003, Custom Nutrition Services was sold to Drugstore.com for $5.6 million in cash and stock. From 1995 to 2000, Mr. Brown served as the Chief Executive Officer of Concept Development, an alternative healthcare consulting firm. From 1990 to 2000, Mr. Brown served as a Managing Director for Columbia Sportswear NZ/Australia, an international sportswear manufacturer and retailer. From 1978 to 1989, Mr. Brown served as the Chief Executive Officer of Cotton Comfort, a vertically integrated cotton clothing store chain.

Michael Gats has served as Chief Financial Officer since January 2008. Prior to joining the Company, Mr. Gats served as Chief Financial Officer, Vice President and Corporate Secretary of Cutter & Buck, Inc., which was a publicly traded company operating in the sportswear and outerwear industry. Before joining Cutter & Buck in 1999, Mr. Gats was Chief Financial Officer at a privately held food manufacturing and distribution company, Director of Finance at a Seattle-based apparel company and spent ten years in public accounting with KPMG. He received a Bachelors degree in business with a major in accounting from Gonzaga University.

Dr. Wolfgang Reichenberger is a partner in Inventages Whealth Management, Inc. Prior to Inventages, Dr. Reichenberger served as CFO of Nestlé, the world's largest Food and Beverage Company, from 2001-2005. Dr. Reichenberger held a number of international management positions at Nestlé prior to becoming CFO.

Dr. Bogdan von Rueckmann is a partner in Inventages Whealth Management, Inc.  Prior to Inventages, Dr. von Rueckmann worked on M&A transactions and corporate strategy projects at Siemens Medical Solutions and Bain & Co. He started his professional career as a medical doctor in Munich.  Dr. von Rueckmann holds a PhD in biophysics and an MD both from JW Goethe University/Frankfurt am Main and is a CFA charterholder.

S.M. “Hass” Hassan served as a director of Organic To Go, Inc., our subsidiary, since December 2006. Mr. Hassan has served as a director of the Company since February 2007. Since June 2006, Mr. Hassan has served as a member of the Board of Directors of Whole Foods Markets, a leading natural food supermarket chain. In 1979, Mr. Hass founded Alfalfa’s Markets, a whole food supermarket chain, and served as its President and Chief Executive Officer until 1996. From 1996 to 1998, Mr. Hassan served as the President of Wild Oats Markets, a whole food supermarket chain. In 1999, Mr. Hassan founded Fresh & Wild, the United Kingdom’s leading retailer of organic foods, and served as its Executive Chairman until its sale to Whole Foods Markets in 2004. During his career, Mr. Hassan has received many industry recognitions, including the Chain Store Retail Executive of the Year, Boulder Entrepreneur of the Year and EY National Entrepreneur of the Year. Since 2004, Mr. Hassan has been working as an active board member and investor in several companies in the natural products industry.

Dr. Gunnar Weikert has served as a director of the Company since February 2008. Dr. Weikert is founder and CEO of Inventages Whealth Management, Inc., a leading venture capital fund specializing in life sciences.  Prior to founding Inventages, Dr. Weikert held the position of Senior Vice President and Global Head for Life Science Deals at Bayer AG. Dr. Weikert has an MD and a PhD in metabolic science from University of Düsseldorf. He also received an MBA education.

Proceedings

Except as otherwise disclosed herein, there are no material proceedings known to the Company to which any director or executive officer of the Company is a party adverse to the Company or its subsidiary or has a material interest adverse to the Company or its subsidiary. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the directors or executive officers.

To the Company’s knowledge, during the past five years there were no legal proceedings that are material to the evaluation of the ability or integrity of any of the directors or executive officers.

Certain Arrangements, Relationships and Related Party Transactions

Jason Brown and S.M. Hassan were appointed to their respective positions in connection with that certain Agreement and Plan of Merger and Reorganization, dated as of January 11, 2007, by and among the Company, Organic Acquisition Corporation and Organic To Go, Inc., pursuant to which the Company acquired Organic To Go, Inc.

Dr. Gunnar Weikert was appointed as a director of the Company in connection with that certain Securities Purchase Agreement, dated as of February 19, 2008, by and between the Company and the Investor, pursuant to which the Company sold 7,142,857 shares of Common Stock to the Investor for $10 million. Dr. Weikert is a Director of Inventages Whealth Management, Inc., the general partner of the Investor.

Pursuant to the Securities Purchase Agreement, if Dr. Weikert resigns or dies, the remaining directors of the Company will be required to elect a new designee of the Investor to serve on the Company’s Board of Directors. The Board of Directors of the Company may not take any action to remove Dr. Weikert or his designated successors without the written consent of the Investor, and is required to nominate Dr. Weikert or his designated successors for election or re-election at each annual meeting of the Company’s stockholders. Dr. Weikert, or his designated successors, have the right to sit on any committee established by the Board of Directors.

Dr. Wolfgang Reichenberger and Dr. Bogdan von Rueckmann were appointed as directors of the Company in connection with the Debt Financing as is described in more detail above under the heading “Background”. Dr. Reichenberger is a Director of Inventages Whealth Management, Inc., the general partner of the Investor.  Dr. Bogdan von Rueckmann is a partner of Inventages Whealth Management, Inc.

Board of Directors

The Company’s Board of Directors is currently composed of four members, with a fifth member expected to join the Board of Directors effective not less than ten (10) days after the mailing of this Information Statement to the stockholders of the Company. Dr. Reichenberger, Dr. von Rueckmann, Dr. Weikert and Mr. Hassan are deemed to be “independent” pursuant to NASDAQ Marketplace Rule 4200(a)(15). Jason Brown is deemed not to be “independent” pursuant to NASDAQ Marketplace Rule 4200(a)(15).  Mr. Brown has been elected as the Chairman of the Board of Directors. In this capacity he is responsible for presiding at the meetings of the Board of Directors. All directors are elected annually and serve until the next annual meeting of stockholders or until the election and qualification of their successors. There are no family relationships between any of our directors or executive officers.

Board of Directors Meetings and Committees of the Board of Directors

There were 13 meetings of the Board of Directors during the fiscal year ended December 31, 2008. No person serving as a director during the fiscal year ended December 31, 2008, attended fewer than 75% of the aggregate number of meetings held by the Board of Directors and all committees on which such director served. One member of the Board of Directors attended our 2008 Annual Meeting of Stockholders.

The Board of Directors has established an Audit Committee and Compensation Committee. The Board of Directors does not have a nominating committee. The Audit Committee, which immediately prior to the closing of the Debt Financing was comprised of Roy Bingham and Douglas Lioon, met three times during the fiscal year ended December 31, 2008. The Compensation Committee, which immediately prior to the closing of the Debt Financing was comprised of Hass Hassan and Douglas Lioon, met two times during the fiscal year ended December 31, 2008.

Audit Committee

The Company has a separately designated standing Audit Committee, which makes recommendations for selection of the Company’s independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and any non-audit fees, and reviews the financial statements of the Company and the adequacy of the Company’s internal accounting controls and financial management practices.

Immediately prior to closing of the Debt Financing, the Audit Committee consisted of former directors Roy Bingham and Douglas Lioon. Promptly following the closing of the Debt Financing, the Audit Committee will be reconstituted to include a majority of the directors nominated by the Investor and will not include the Chief Executive Officer of the Company. The Company anticipates that Dr. Reichenberger will be appointed as one of the members of the Audit Committee. The Board of Directors has determined that, based upon his prior work experience, Mr. Reichenberger qualifies as an “Audit Committee Financial Expert” as this term has been defined under the rules and regulations of the SEC. Mr. Reichenberger is deemed not to be independent for purposes of audit committee members under NASDAQ Marketplace Rules. To date, no determination has been made as to whether any other member of the Audit Committee also qualifies as an Audit Committee Financial Expert.

There were three meetings of the Audit Committee during the fiscal year ended December 31, 2008. The Audit Committee has not adopted a charter. However, the Audit Committee intends to adopt a charter in the near future.

Compensation Committee

The Compensation Committee is responsible for determining compensation for the Company’s executive officers, reviewing and approving executive compensation policies and practices, and providing advice and input to the Board of Directors in the administration of the Company’s equity compensation plan. Immediately prior to the closing of the Debt Financing, the Compensation Committee consisted of former director Douglas Lioon and current director S.M. “Hass” Hassan. The Company anticipates that the Compensation Committee will be reconstituted promptly following the closing of the Debt Financing. There were two meetings of the Compensation Committee during the fiscal year ended December 31, 2008.

The Compensation Committee takes into account various qualitative and quantitative indicators of corporate and individual performance in determining the level and composition of compensation to be paid to the executive officers. In addition, the Compensation Committee receives input from executive officers with respect to certain aspects of compensation, such as bonuses.

In general, the process by which the Compensation Committee makes decisions relating to executive compensation includes, but is not limited to, consideration of the following factors:

•	The Company’s executive compensation philosophy and practices.

•	The Company’s performance relative to peers and industry standards.

•	Success in attaining annual and long-term goals and objectives.

•	Alignment of executive interests with stockholder interests through equity-based awards and performance-based compensation.

•	Individual and team contributions, performance and experience.

•	Total compensation and the mix of compensation elements for each executive officer.

•	Compensation practices and corporate financial performance of other companies in the industries in which the Company operates.

The Compensation Committee has not adopted a charter. The Compensation Committee intends to adopt a charter in the near future.

Nominations of Directors

The Company does not currently have a nominating committee. The Company has determined that the functions ordinarily handled by a nominating committee are currently adequately handled by the entire Board of Directors. Directors are generally nominated based on recommendations of one or more members of the Board of Directors. The Board of Directors does not have a formal policy with regard to the consideration of any director candidates recommended by security holders on the basis that the Board of Directors generally considers all suggestions from individual investors, subject to evaluation of the suggested nominee’s merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent prior to being considered for nomination. Although there are no formal criteria for nominees, our Board of Directors believes that nominees should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and the restaurant or food service industry. We do not have any restrictions on stockholder nominations under our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws. The only restrictions are those applicable generally under Delaware law and the federal proxy rules.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the executive officers and directors and persons who beneficially own more than 10% of a class of securities registered under Section 12 the Exchange Act to file initial reports of ownership and reports of changes in ownership with the SEC. Such officers, directors and stockholders are required by SEC regulations to furnish the Company with copies of all such reports that they file. Based solely upon the Company’s review of such forms furnished to the Company during the fiscal year ended December 31, 2008, and written representations from certain reporting persons, the Company believes that its executive officers and directors and stockholders beneficially owning more than 10% of the Company’s Common Stock have timely complied with the requirements imposed on them by Section 16(a) of the Exchange Act, except for (i) Gunnar Weikert, a director of the Company, who neglected to timely file one Form 3 report relating to his appointment as a director of the Company and (ii) Inventages Whealth Management, Inc. and W. Health L.P., stockholders of the Company, who neglected to timely file one Form 3 relating to their acquisition of more than 10% of the Common Stock of the Company and one Form 4 relating to one transaction.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation

The following table sets forth information concerning compensation paid to certain of our executive officers (the “Named Executive Officers”):

SUMMARY COMPENSATION TABLE(1)

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)(4)		All Other Compensation ($) (i)		Total ($) (j)
Jason Brown, Chief Executive Officer and Chairman(2)	2008	247,000	45,000	—	81,828	(5)	12,000	(6)	385,828
	2007	224,998	—	—	658,732	(7)	5,000	(8)	888,730

Michael Gats, Chief	2008	215,088	3,500	—	75,790	(9)	—		294,378
Financial Officer(3)	2007	—	—	—	—		—		—

(1)
Our Named Executive Officers did not receive any Non-Equity Incentive Plan Compensation or Nonqualified Deferred Compensation Earnings during the years ended December 31, 2007 or 2008. Accordingly, columns (g) and (h) of the foregoing table relating to such items were omitted from the tabular presentation.

(2)	Mr. Brown was appointed as our Chief Executive Officer and Chairman on February 12, 2007 in connection with our merger with Organic To Go, Inc.

(3)	Mr. Gats was appointed as our Chief Financial Officer effective January 14, 2008.

(4)
The amount in the “Option Awards” column is calculated using the provisions of SFAS 123R for the fiscal years ended December 31, 2007 and December 31, 2008. For a description of SFAS 123R and the assumptions used in determining the value of the options, see the notes to the financial statements included in our Annual Report on Form 10-K filed on March 31, 2008.

(5)
On January 9, 2008, we issued to Mr. Brown options to purchase 100,000 shares of Common Stock at an exercise price of $1.40 per share that, except in connection with a change of control, vest in equal monthly installments over 24 months.  On March 11, 2008, we issued to Mr. Brown options to purchase 600,000 shares of Common Stock at an exercise price of $1.38 per share.  Except in connection with a change of control, 25% of such options vest after 12 months of employment, with the remainder vesting monthly over the next three years, for a total vesting period of 48 months.  All of Mr. Brown’s options vest immediately if, within 12 months after a change in control Mr. Brown is terminated for any reason other than for cause or if Mr. Brown terminates his employment for good reason.

(6)	Mr. Brown received $12,000 in director’s fees in 2008.

(7)
Effective upon the closing of our merger with Organic To Go, Inc., we issued to Mr. Brown options to purchase 1,246,674 shares of Common Stock at an exercise price of $1.38 per share. The amount issued was equal to 5% of the outstanding shares of our Common Stock as of the closing of the merger determined on a fully-diluted basis. Except in connection with a change of control, 25% of such options vest after 12 months of employment, with the remainder vesting monthly over the next three years, for a total vesting period of 48 months.  All of Mr. Brown’s options vest immediately if, within 12 months after a change in control Mr. Brown is terminated for any reason other than for cause or if Mr. Brown terminates his employment for good reason.

(8)	Mr. Brown received $5,000 in director’s fees in 2007.

(9)
On January 14, 2008, we issued to Mr. Gats options to purchase 300,000 shares of Common Stock at an exercise price of $1.48 per share and on March 11, 2008, we issued to Mr. Gats options to purchase 250,000 shares of Common Stock at an exercise price of $1.38 per share.  Except in connection with a change of control, 25% of such options vest after 12 months of employment, with the remainder vesting monthly over the next three years, for a total vesting period of 48 months.  All of Mr. Gats’ options vest immediately if, within 12 months after a change in control Mr. Brown is terminated for any reason other than for cause or if Mr. Brown terminates his employment for good reason.

Outstanding Equity Awards

The following table presents information regarding outstanding equity awards held by our Named Executive Officers as of December 31, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END(1)
OPTION AWARDS

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Jason Brown	40,124	(2)	1,745	(2)	—	$0.17	2-29-16
	571,395	(3)	675,282	(3)	—	$1.38	2-11-16
	45,833	(4)	54,167	(4)	—	$1.40	1-09-18
			600,000	(5)	—	$1.38	3-11-18
Michael Gats			300,000	(6)	—	$1.48	1-14-18
			250,000	(7)	—	$1.38	3-11-18

(1)
Our Named Executive Officers did not receive any stock awards during the year ended December 31, 2008 or have any stock awards at such date. Accordingly, columns (g), (h), (i) and (j) of the foregoing table relating to such items were omitted from the tabular presentation.

(2)	The options vested monthly in equal installments over a two year period beginning on January 1, 2006 and ending on January 1, 2008, with the first installment vesting on February 1, 2006.

(3)
Options to purchase 311,668 shares of Common Stock vested on February 12, 2008, with the remaining options to purchase 935,006 shares of Common Stock vesting monthly in equal installments over a three year period thereafter.

(4)	Options to purchase 100,000 shares of Common Stock vesting monthly in equal monthly installments over a two year period beginning January 9, 2008.

(5)
Options to purchase 150,000 shares of Common Stock will vest March 11, 2009 with the remaining options to purchase 450,000 shares of Common Stock vesting monthly in equal installments over a three year period thereafter.

(6)
Options to purchase 75,000 shares of Common Stock vested on January 14, 2009 with the remaining options to purchase 225,000 shares of Common Stock vesting monthly in equal installments over a three year period thereafter.

(7)
Options to purchase 62,500 shares of Common Stock will vest March 11, 2009 with the remaining options to purchase 187,500 shares of Common Stock vesting monthly in equal installments over a three year period thereafter.

Director Compensation

The following table presents information regarding outstanding compensation paid to our directors as of December 31, 2008. Each director was paid an annual director’s fee of $12,000.

DIRECTOR COMPENSATION(1)

Name (a)(2)	Fees Earned or Paid in Cash ($) (b)	Option Awards ($) (d)(3)		All Other Compensation ($) (g)		Total ($) (j)
Dave Smith	$12,000	$14,110	(5)	$48,000	(4)	$74,110
Peter Meehan	$12,000	$14,110	(5)	$—		$26,110
Roy Bingham	$12,000	$14,110	(5)	$—		$26,110
Douglas Lioon	$12,000	$14,110	(5)	$—		$26,110
S.M. “Hass” Hassan	$12,000	$25,037	(5)	$—		$37,037
Gunnar Weikert	$10,000	$10,090	(5)	$—		$20,090

(1)
None of the directors received any Stock Awards, Non-Equity Incentive Plan Compensation or Non-Qualified Deferred Compensation Earnings during the year ended December 31, 2008. Accordingly, columns (c), (e) and (f) of the foregoing table relating to such items were deleted from the tabular presentation.

(2)	Mr. Brown also serves as a director. He does not receive any additional compensation beyond that disclosed in the “Summary Compensation Table” set forth above for his services as a director.

(3)
The amount in the “Option Awards” column is calculated using the provisions of SFAS 123R for the fiscal year ended December 31, 2008. For a description of SFAS 123R and the assumptions used in determining the value of the options, see the notes to the financial statements included in our Annual Report on Form 10-K filed on March 31, 2008.

(4)	Mr. Smith was paid $48,000 in consulting fees.

(5)
On January 9, 2008,  each director, other than Dr. Weikert, was granted options to purchase 100,000 shares of Common Stock.  Upon becoming a director in February 2008, Dr. Weikert was granted options to purchase 83,333 shares of Common Stock.  All of these options vest monthly in equal installments over a 24 month period.  As of December 31, 2008, Mr. Smith held options to purchase 156,174 shares of Common Stock, Mr. Lioon held options to purchase 141,869 shares of Common Stock, Dr. Weikert held options to purchase 83,333 shares of Common Stock, Mr. Meehan and Mr. Bingham each held options to purchase 100,00 shares of Common Stock, and Mr. Hassan held options to purchase 166,869 shares of Common Stock.

Employment Agreements

Jason Brown

On February 19, 2009, we entered into a new employment agreement with Jason Brown, our Chairman, President and Chief Executive Officer.

Unless the employment agreement is terminated earlier in accordance with its terms, the Company will employ Mr. Brown until February 19, 2012. After February 19, 2012, the employment agreement will automatically renew for successive 1 year terms unless either party gives the other at least ninety (90) day prior written notice of its election not to renew the agreement.

Pursuant to the employment agreement, we are obligated to pay Mr. Brown a base salary of $250,000 per year as base compensation, subject to annual increases at the discretion of our Board of Directors. In addition, Mr. Brown is eligible to receive a cash incentive bonus of 35% of base compensation per year. 50% of the bonus will be based on achievement by Mr. Brown of certain performance goals and 50% of the bonus will be based on achievement of certain performance goals by the Company.

Promptly following the closing of the Debt Financing, the Company will issue Mr. Brown options to purchase 7,990,756 shares of Common Stock at $0.14 per share (the “First Executive Stock Options”). In addition, in the event that (i) the Note is converted into shares of Common Stock or (ii) an equity investment of at least $5.0 million is made in the Company on or prior to March 17, 2010, then promptly after such conversion or equity investment, the Company will issue Mr. Brown additional options to purchase 1,682,872 shares of Common Stock (the “Second Executive Stock Options”, and, together with the First Executive Stock Options, the “New Stock Options”).  20% of the New Stock Options will be immediately exercisable upon issuance, with the remaining balance vesting in equal annual installments over a four year period commencing on (a) the first anniversary of the effective date of Mr. Brown’s employment agreement in the case of the First Executive Stock Options and (b) the first anniversary of the issuance date in the case of the Second Executive Stock Options.

We will also provide Mr. Brown and his family with certain health, dental and vision benefits and Mr. Brown is entitled to receive reimbursements for all necessary and reasonable travel, entertainment and other business expenses in connection with his duties.

In the event that Mr. Brown’s employment is terminated by the Company due to Mr. Brown’s permanent disability or for any other reason other than for cause, or if Mr. Brown terminates his employment with us for good reason, we will (i) continue to provide and pay for health benefits to Mr. Brown and his family for a 12 month period following the date of termination, (ii) pay to Mr. Brown a lump sum equal to Mr. Brown’s annual base compensation and (iii) except in the case of Mr. Brown’s permanent disability, provide Mr. Brown with certain outplacement services and assistance for a 12 month period following the date of termination.

Michael Gats

On December 15, 2007, we entered into an employment agreement with Michael Gats, our Chief Financial Officer.

Unless the employment agreement is terminated earlier in accordance with its terms, the Company will employ Mr. Gats until January 14, 2010. After January 14, 2010, the employment agreement will automatically renew for successive 1 year terms unless either party gives the other at least ninety (90) day prior written notice of its election not to renew the agreement.

Pursuant to the employment agreement, we are obligated to pay Mr. Gats a base salary of $235,000 per year as base compensation, subject to annual increases at the discretion of our Chief Executive Officer. In addition, Mr. Gats is eligible to receive a cash incentive bonus of $94,000 per year. 25% of the bonus will be based on achievement by Mr. Gats of certain performance goals mutually agreed upon by Mr. Gats and our Chief Executive Officer, 25% of the bonus will be subject to the discretion of our Chief Executive Officer and 50% of the bonus will be based on achievement of certain performance goals by the Company mutually agreed upon by Mr. Gats and our Chief Executive Officer at the beginning of each year.

We will also provide Mr. Gats and his family with certain health, dental and vision benefits and Mr. Gats is entitled to receive reimbursements for all necessary and reasonable travel, entertainment and other business expenses in connection with his duties.

In the event that Mr. Gats’ employment is terminated by the Company due to Mr. Gats’ permanent disability or for any other reason other than for cause, we will continue to pay Mr. Gats compensation at his base compensation rate for a 12 month period following the date of termination.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  The Company's SEC filings are also available on the SEC's website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Organic To Go Food Corporation

	By:	/s/ Jason Brown
Jason Brown
Chairman and Chief Executive Officer
Dated: February 19, 2009